UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company (Issuer))

Nova Merger Sub, Inc.

(Name of Filing Person—Offeror)

Nova Intermediate Parent, LLC

(Name of Filing Person—Offeror)

AE Industrial Partners Fund I, L.P.

AE Industrial Partners Fund I-A, L.P.

AE Industrial Partners Fund I-B, L.P.

AE Industrial Partners Fund I GP, LP

AeroEquity GP, LLC

AE Industrial Partners, LLC

(Names of Filing Persons—Other)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Wayne P. Garrett

AE Industrial Partners, LLC

2500 N. Military Trail, Suite 470

Boca Raton, FL 33431

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gerald T. Nowak, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$157,508,621	$18,256

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 18,793,206 shares of common stock of CDI Corp. The transaction value also includes $2,464,671 payable in respect of time vesting deferred stock awards, which are vested or will become vested in connection with the closing of the transactions contemplated herein.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Nova Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly-owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of CDI Corp., a Pennsylvania corporation (“CDI”), at a price of $8.25 per share net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 14, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is CDI Corp., a Pennsylvania corporation. CDI’s principal executive offices are located at 1735 Market Street, Suite 200, Philadelphia, PA 19103 and its telephone number is (215) 569-2200.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $8.25 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. CDI has advised Parent and Purchaser that, as of August 11, 2017, there were 18,793,206 Shares were issued and outstanding, 1,060,590 Shares were issuable under time vesting deferred stock awards (including 11,086 Shares issuable due to accumulated but unpaid dividend on such awards) and 53,491 Shares were issuable pursuant to options.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CDI”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CDI”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CDI”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CDI”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with CDI”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for CDI”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 14, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on August 14, 2017 in the New York Times

(a)(1)(G)	Press Release issued by CDI Corp. on July 31, 2017 (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)

(b)(1)	Commitment Letter, dated as of July 31, 2017, between Nova Intermediate Parent, LLC and PNC Bank, National Association

(d)(1)	Agreement and Plan of Merger, dated as of July 31, 2017, among CDI Corp., Nova Merger Sub, Inc. and Nova Intermediate Parent, LLC (incorporated by reference to Exhibit 2.1 to CDI Corp.’s Current Report on Form 8-K, filed August 1, 2017)

(d)(2)	Nondisclosure Agreement, dated as of May 12, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(6) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

(d)(3)	Nondisclosure Agreement, dated as of February 27, 2017, by and between Belcan, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(7) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

Exhibit No.	Description

(d)(4)	Exclusivity Agreement, dated as of July 19, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(8) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

(d)(5)	Equity Commitment Letter, dated July 31, 2017, by and among AE Industrial Partners Fund, L.P., AE Industrial Partners Fund I-A, L.P., AE Industrial Partners Fund I-B, L.P. and Nova Intermediate Parent, LLC. (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)

(d)(6)	Form of Tender and Support Agreement

(g)	Not applicable

(h)	Not applicable

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2017

NOVA MERGER SUB, INC.

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Chairman and Secretary

NOVA INTERMEDIATE PARENT, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Chairman and Secretary

AE INDUSTRIAL PARTNERS FUND I, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I-A, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I-B, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AEROEQUITY GP, LLC

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Michael Greene, Jon Nemo, Wayne P. Garrett and Kirk Konert, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of CDI Corp., a Pennsylvania corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of August, 2017.

NOVA MERGER SUB, INC.

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Chairman and Secretary

NOVA INTERMEDIATE PARENT, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Chairman and Secretary

AE INDUSTRIAL PARTNERS FUND I, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I-A, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I-B, L.P.

By: AeroEquity Partners Fund I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS FUND I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AEROEQUITY GP, LLC

By: AE Industrial Partners, LLC
Its: Sole Member

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

AE INDUSTRIAL PARTNERS, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Partner

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 14, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on August 14, 2017 in the New York Times

(a)(1)(G)	Press Release issued by CDI Corp. on July 31, 2017 (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)

(b)(1)	Commitment Letter, dated as of July 31, 2017, between Nova Intermediate Parent, LLC and PNC Bank, National Association

(d)(1)	Agreement and Plan of Merger, dated as of July 31, 2017, among CDI Corp., Nova Merger Sub, Inc. and Nova Intermediate Parent, LLC (incorporated by reference to Exhibit 2.1 to CDI Corp.’s Current Report on Form 8-K, filed August 1, 2017)

(d)(2)	Nondisclosure Agreement, dated as of May 12, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(6) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

(d)(3)	Nondisclosure Agreement, dated as of February 27, 2017, by and between Belcan, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(7) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

(d)(4)	Exclusivity Agreement, dated as of July 19, 2017, by and between AE Industrial Partners, LLC and CDI Corp. (incorporated by reference to Exhibit (e)(8) to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9, filed August 14, 2017)

(d)(5)	Equity Commitment Letter, dated July 31, 2017, by and among AE Industrial Partners Fund, L.P., AE Industrial Partners Fund I-A, L.P., AE Industrial Partners Fund I-B, L.P. and Nova Intermediate Parent, LLC. (incorporated by reference to Exhibit 99.1 to CDI Corp.’s Solicitation/Recommendation Statement on Schedule 14D-9C, filed July 31, 2017)

(d)(6)	Form of Tender and Support Agreement

(g)	Not applicable

(h)	Not applicable